Exhibit 99.2

media release

Analyst and Media enquiries, please contact Julie Sheather on Tel: 61 2 8274 5206 Mob: 0409 514 643 or Steve Ashe on Tel: 61 2 8274 5246 Mob: 0408 164 011
25 February 2004

Special Commission into MRCF

James Hardie Industries NV (James Hardie) has welcomed the announcement today by the NSW Premier of a Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation (MRCF) but is concerned that the terms of reference will fail to examine the impacts of the alleged blow-out in asbestos liability claims on all parties, including the NSW Government.

James Hardie’s CEO, Mr Peter Macdonald, said the company would co-operate fully with the Inquiry, even though the former James Hardie Group companies were liable for around 15% of asbestos claims in Australia.

This means 85% of liabilities rest with other manufacturers and authorities including very large liabilities with the NSW and other state governments, and Federal Government. In total there are more than 150 defendants in asbestos litigation in Australia.

“If the claims of an alleged blow-out in liabilities is sustained across all defendants, it is important that the Commission establish how big these liabilities are and how all future sufferers of asbestos-related diseases will be provided for,” Mr Macdonald said.

“As the Premier acknowledged today, the use of asbestos was widespread in Australia. In fact it was used in more than 3000 different products in hundreds of industries by government departments and private enterprises, until its importation was banned by the NSW and other governments on December 31, 2003.

“The use of asbestos was also specified and regulated by governments in many applications ranging from public housing to power stations, trains, schools and hospitals, to defence and shipping.”

Mr Macdonald said James Hardie Industries Limited (JHIL) established the MRCF in 2001 with almost $300 million in assets to compensate people with asbestos related diseases as a result of their exposure to products that were manufactured and sold by two former James Hardie Group companies. The move was welcomed by many at the time including the NSW Government.

“According to the advice of experts at the time, the Foundation’s assets were sufficient for it to meet all future legitimate claims,” Mr Macdonald said.

“The figures now being claimed by the Foundation are a dramatic departure from a well-established trend over the 15 years before the Foundation was established. It is difficult if not impossible to understand how the projected future liability could have trebled in less than three years, especially given that previous projections had been relatively stable.

“There is no doubt that people injured by asbestos deserve proper compensation.

“That is why the Foundation was established. It has around $250 million available today to compensate those with legitimate claims against the two former companies.

“We have repeatedly offered to walk the NSW Government through the detail of the establishment of the Foundation and extend the same offer to the Commission.

“We welcome the Commission and the opportunity it provides to clear up misconceptions and explore the broader issue of asbestos liability, but it in no way alters the company’s well-established position on this issue,” Mr Macdonald said.

Ends

Media/Analysts call:

Julie Sheather
Vice President Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

This release is available from the Investor Relations section of the company website at www.jameshardie.com

Disclaimer

This media release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange

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Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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